================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: August, 2007                Commission File Number:  001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F [ ]                      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                            No [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

================================================================================

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       AGRIUM INC.



Date:  August 8, 2007                  By: /s/ GARY J. DANIEL
                                           -------------------------------------
                                           Name:  Gary J. Daniel
                                           Title: Senior Legal Counsel &
                                                  Assistant Corporate Secretary

                                 EXHIBIT INDEX

Exhibit                        Description of Exhibit
--------------------------------------------------------------------------------
   1                 Press Release # 07-022 dated August 8, 2007
--------------------------------------------------------------------------------

NEWS RELEASE TRANSMITTED BY CCNMATTHEWS

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

August 8, 2007

Agrium's Earnings Exceed Previous Record by 60 Percent

CALGARY, ALBERTA--(CCNMatthews - Aug. 8, 2007) -

ALL AMOUNTS ARE IN US$, UNLESS OTHERWISE STATED

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today its highest ever quarterly earnings, with net earnings for the second quarter of 2007 of $229-million ($1.70 diluted earnings per share), a more than 60 percent increase over net earnings of $142-million ($1.06 diluted earnings per share) for the same period in 2006. Net earnings for the first six months of the year were a record $218-million ($1.63 diluted earnings per share), more than double 2006 net earnings of $94-million ($0.71 diluted earnings per share) for the same period in 2006.

"Agrium's record second quarter earnings were due to excellent results from all three of our strategic business units. This quarter is a reflection of both the earnings power and future potential for these businesses and we remain committed to our strategy of further diversifying and growing our businesses and products," said Mike Wilson, Agrium President and CEO.

"Results from our Retail operations reflect the synergies we captured from our 2006 Royster-Clark acquisition, as well as the strong agricultural fundamentals. Our Wholesale operations had their best ever quarter with record or near record margins across all product lines. Our Advanced Technologies results doubled on the strength of our ESN sales combined with our recent growth initiatives," continued Mr. Wilson.

Agrium expects the outlook for the second half of the year to continue to be robust with a positive outlook for farm incomes, crop input demand and continued strength in the nutrient markets benefiting our Wholesale businesses in particular. We expect our Retail operations to realize the remainder of the Royster-Clark synergies in the second half of the year when the majority of crop protection rebates are recorded. Advanced Technologies operations should continue to perform well as growers look to our environmentally smart nitrogen
(ESN) product as an alternative to urea ammonium nitrate (UAN) solutions. We intend to provide earnings guidance for the second half of the year upon releasing our third quarter earnings.

HIGHLIGHTS & KEY DEVELOPMENTS

Total EBITDA for the second quarter of 2007 increased 59 percent to $405-million. Second quarter earnings included a foreign exchange gain of $12-million (after tax), and stock-based compensation expense of $8-million (after tax). Net sales, EBIT and EBITDA increased for all three of our business units: Retail, Wholesale and Advanced Technologies, as we realized the benefits of our recent growth initiatives, combined with strong industry fundamentals. We generated $83-million in cash from operations in the quarter.

- Retail EBIT increased 45 percent or $44-million to reach $142-million in the second quarter of 2007 due to a combination of fertilizer inventory appreciation, realizing synergies from the Royster-Clark acquisition and strong market conditions. In late May we also further expanded our retail operations with the acquisition of retail outlets in Kansas and Oklahoma.

- Wholesale EBIT increased by $100-million to $232-million in the second quarter of 2007 as prices and margins for virtually all products rose relative to both the prior year and to the first quarter of 2007. International sales volumes will be impacted in the third quarter, as the coldest Argentine winter in almost 50 years resulted in gas supply disruptions at our Profertil facility. Construction of our Egyptian nitrogen facility commenced in the quarter. As well, we concluded a 15-year off-take agreement to market nitrogen products to be produced at the Faustina, LA gasification facility.

- Advanced Technologies EBIT more than doubled to $7-million in the second quarter of 2007 relative to the prior year. This increase was largely due to increased sales of controlled release products as a result of higher ESN sales and the addition of the Pursell Technologies product line which was acquired in August 2006. The market value of our investment in Hanfeng Evergreen Inc. (acquired for C$74-million in April 2007) was approximately C$155-million as of the close of trading on August 3, 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 8, 2007

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2006 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

2007 Second Quarter Operating Results

NET EARNINGS

Agrium's second quarter consolidated net earnings were $229-million, or $1.70 diluted earnings per share, compared to earnings of $142-million, or $1.06 diluted earnings per share, for the same quarter of 2006. EBIT was $363-million for the second quarter of 2007 versus EBIT of $210-million for the second quarter of 2006. This improved EBIT performance was comprised of an increase in gross profit of $175-million net of an increase in operating expenses of $22-million.

Gross profit in the second quarter of 2007 was $572-million compared to $397-million in the second quarter of 2006. Strong crop prices drove increased retail crop input demand contributing to a $64-million increase in gross profit in our Retail business segment as sales and margins for fertilizer, chemical and seed all showed growth over the comparative period. Higher selling prices for all three nutrients, combined with increased domestic and international potash volumes, contributed to a record gross profit of $277-million in our Wholesale business segment, an increase of $103-million over the same quarter in 2006. Our Advanced Technologies business segment contributed an additional $13-million to our quarter-over-quarter gross profit increase.

The increase in second quarter 2007 operating expenses reflects a combination of the following items:

- $12-million increase in foreign exchange gain to $17-million primarily caused by unrealized foreign exchange gains on U.S. dollar denominated liabilities in our Canadian operations due to the strengthening of the Canadian dollar;

- $9-million increase in stock-based compensation expense to $12-million due to a significant increase in our share price;

- $16-million increase in Retail's selling expenses to $119-million primarily as a result of increased sales activity; and,

- $9-million increase in expenses in Advanced Technologies to $11-million due to increased volume of sales activity resulting from our third quarter 2006 acquisition of Pursell Technologies.

FINANCIAL POSITION AND LIQUIDITY

At June 30, 2007, our net bank indebtedness was $95-million compared to net cash on hand of $43-million at June 30, 2006. The change in our cash position since the second quarter of 2006 reflects our continued commitment to our growth strategy through our acquisitions of Pursell Technologies, an equity interest in Hanfeng Evergreen Inc.(Hanfeng), retail outlets from Archer Daniels Midland
(ADM), prepaid construction costs related to our nitrogen facility in Egypt, as well as continued investment in our base businesses.

Operating activities including the effect of changes in non-cash working capital provided cash flow of $83-million in the second quarter of 2007, compared to $150-million for the same quarter of 2006. Non-cash working capital was primarily affected by an increase in accounts receivable resulting from the late start of the spring fertilizer application season and stronger than normal sales activity late in the quarter. These receivables are expected to be collected in the third quarter. The increase in accounts receivable relating to sales activity was partially offset by a $52-million increase in our accounts receivable securitization facility. As at June 30, 2007, we had sold $184-million under the securitization facility compared to $132-million at June 30, 2006.

The 2007 annual tax rate is anticipated to be 34 percent, a three percent increase from previous estimates. This is due to foreign exchange gains for Canadian tax purposes on our U.S. dollar denominated debt resulting from the recent significant increase in the value of the Canadian dollar and to a greater proportion of our earnings coming from higher tax regions.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's second quarter net sales were $1,147-million compared to $969-million in the second quarter of 2006. Gross profit was $278-million, a $64-million increase over the $214-million gross profit earned in the same quarter last year. EBIT was $142-million compared to 2006 second quarter EBIT of $98-million. During the quarter, we acquired retail outlets from ADM, which contributed $35-million and $5-million in net sales and gross profit, respectively.

The increase in net sales and gross profit in the second quarter of 2007 versus the same quarter of 2006 was attributed to:

- Fertilizer sales increased $139-million and gross profit increased $50-million to $658-million and $159-million, respectively, due to increases in both volumes and sales prices. Volumes increased due to both strong crop prices creating higher fertilizer demand as our customers expanded corn acreage seeking to maximize yields, and incremental sales volumes from our newly acquired retail outlets. Fertilizer margins improved significantly to 24 percent in the second quarter of 2007, from 21 percent in the second quarter of 2006, primarily as a result of inventory appreciation and Royster-Clark synergies.

- Chemical sales increased $6-million and gross profit increased $5-million to $291-million and $52-million, respectively. Increased sales were largely due to our newly acquired ADM retail outlets. The higher gross profit was primarily due to improved chemical margins in locations acquired from Royster-Clark in 2006, where expected synergies have begun to be realized. Chemical margins were 18 percent for the second quarter of 2007 versus 16 percent for the second quarter of 2006.

- Seed sales increased $17-million and gross profit increased $3-million to $131-million and $15-million, respectively, reflecting a shift in sales mix to higher priced corn seed from lower priced soybean seed, consistent with our customers' expanded corn acreage.

Retail expenses increased by $20-million to $136-million primarily due to higher selling expenses associated with the increase in sales and the addition of retail outlets from the ADM acquisition. Selling expenses as a percentage of net sales were approximately 10 percent, which was consistent with the second quarter of 2006.

Wholesale

Wholesale second quarter net sales were $890-million compared to $861-million in the second quarter of 2006. Gross profit increased by $103-million to $277-million compared to $174-million in the same quarter last year. EBIT was $232-million, an increase of $100-million over the second quarter 2006 EBIT of $132-million.

The increase in net sales and gross profit in the second quarter of 2007 versus the same quarter of 2006 was attributed to:

- Nitrogen sales increased $62-million and gross profit increased $69-million, to $556-million and $185-million, respectively. Gross profit for domestic nitrogen increased $77-million, primarily due to higher selling prices. In addition, cost of product sold for domestic nitrogen was lower as sales during the second quarter of 2007 benefited from lower cost inventory built through the first quarter of 2007 compared with higher gas costs in the comparative period. International gross profit decreased $8-million due to both lower sales volumes and higher product costs as a result of decreased production at our Kenai and Profertil plants. In 2007, Kenai began production in May (59 operating days in the quarter) versus a full quarter's operations (92 days) in 2006. Profertil production was negatively affected by 19 days of downtime in May and June of 2007 due to gas supply interruptions resulting from cold weather in Argentina.

- Potash sales increased $28-million and gross profit increased $15-million, to $95-million and $51-million, respectively, primarily as a result of increased sales volumes. Second quarter international sales prices increased, while volumes more than doubled those achieved in the comparative period as the prior year's sales were adversely affected by extended negotiations with China. Domestic sales volumes and prices were also higher than 2006 due to strong domestic demand.

- Phosphate sales increased $23-million and gross profit increased $21-million, to $145-million and $35-million, respectively. Higher selling prices were offset by lower sales volumes, with product availability limited due in part to continued rail service disruptions. In addition, margins were impacted by higher cost of product, primarily as a result of the stronger Canadian dollar and the purchase of higher-cost Moroccan phosphate rock for our Redwater plant to supplement rock from our Kapuskasing mine.

- While results for all three produced nutrients were significantly higher in the second quarter of 2007 versus the comparative period, sales for product purchased for resale decreased $84-million, although gross profit was only $2-million lower. A decrease in volumes was largely offset by higher margins as we focused on higher value sales.

Agrium's overall natural gas cost for product produced in the second quarter of 2007 was $5.76/MMBtu compared to $5.15/MMBtu for the same quarter of 2006, due mostly to higher gas costs at our international facilities. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2007 was $7.56/MMBtu, with the AECO (Alberta) basis differential averaging $0.90/MMBtu lower than NYMEX. Effective July 1, 2007, we ceased designating natural gas derivatives as cash flow hedges for accounting purposes. This decision was made to allow for a more effective implementation of our hedging strategy. It also avoids the risk of periodically losing qualifying hedge accounting treatment, resulting from the increasing complexity in hedge accounting rules. All existing hedge positions at July 1, 2007 have been de-designated as cash flow hedges for accounting purposes and, as a result, all future realized and unrealized gains or losses related to these positions, as well as any new natural gas derivatives entered into since July 1, 2007, will now be recognized in Other Expense.

During the second quarter of 2007, we began construction of a major nitrogen facility located in Damietta, Egypt through our 60 percent owned EAgrium subsidiary. The results of our interest in EAgrium are fully consolidated with our Wholesale business unit. Included in non-controlling interest is the proportion of operating results and equity related to the 40 percent interest held in EAgrium by our project partners.

Advanced Technologies

Advanced Technologies' second quarter 2007 sales were $81-million compared to $24-million in the second quarter of 2006. Gross profit was $18-million in the second quarter of 2007, or $13-million higher than the second quarter of 2006. EBIT was $7-million versus $3-million for the comparative period. These increases were primarily due to higher volume of sales activity resulting from our third quarter 2006 acquisition of Pursell Technologies and growth of the ESN business.

Other

EBIT for our Other non-operating business segment for the second quarter of 2007 was a loss of $18-million compared to a loss of $23-million for the same period last year. Stock-based compensation costs recorded in our Other business segment increased by $7-million, which was offset by a $12-million unrealized gain on U.S. dollar denominated liabilities in this business segment due to the strengthening of the Canadian dollar in the second quarter of 2007.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets continues to be supported by rising global GDP levels as well as the rapid growth in demand for grain and oilseeds used for biofuel production. Corn prices have declined over the past month due to the 19 percent increase in U.S. corn acreage (to 92.9 million acres) and generally positive growing conditions, as well as higher forecasted corn production internationally. In contrast, wheat and soybean prices have increased over the past month due to an anticipated tightening in the outlook for these crops. Crop prices remain well above historic levels and North American growers are expected to benefit from strong incomes this year, although a large U.S. corn crop could result in lower corn prices and some switching back to soybeans and wheat in 2008. Strong crop yields should result in higher nutrient uptake levels and lower nutrient carryover levels in the soil, which in turn should support nutrient demand heading into the next crop year. A new U.S. Farm Bill is expected to be introduced in late 2007 and will likely include reduced farm program payments, however this is not expected to have a significant impact on crop input demand given the anticipated strength in farm incomes from the market place. Strong global oil prices combined with the potential for some moderation in crop prices is expected to continue to support the medium-term growth in demand for corn and sugar for ethanol production, in particular, and biofuels, in general.

We believe the nitrogen market remains generally balanced, however international urea prices have been under pressure due to increased Chinese exports, and Chinese exports will likely remain a key risk for 2007. North American urea producer inventories are roughly equal to last year.

The potash market is currently tight and industry analysts expect it to remain balanced to tight for the medium-term. North American producer inventory levels as of the end of June are more than 25 percent lower than the five-year average. The completion of mine expansions, particularly in North America, is expected to increase the supply of potash to the domestic and offshore markets over the next few years. Chinese negotiations for 2008 are a key uncertainty for potash markets.

The phosphate market continues to be firm due to strong global demand and U.S. production curtailments that have occurred over the past two years. U.S. phosphate producer inventories were down 30 percent at the end of June, 2007 versus the prior year. International demand remains firm partly due to strong purchasing from India, South America and Pakistan. The key risk for phosphates would include potential Chinese exports and, as for other nutrients, any unexpected reduction in the rate of future demand growth.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand, price level for our major products, future gas prices and availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange rates for U.S., Canadian, Argentine, and the Euro currencies, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predict, and changes to construction cost, timing of construction, performance of other parties, and political risks associated with our recently announced Egyptian nitrogen project. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2007 2nd Quarter Conference Call will be available in a listen-only mode beginning Thursday, August 8th at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com.

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

                                        Three months       Six months
                                       ended June 30,    ended June 30,
                                      ---------------   ---------------
                                       2007     2006     2007     2006
                                      ------   ------   ------   ------
Sales                                 $2,095   $1,872   $2,956   $2,560
Direct freight                            61       56      101       87
                                      ------   ------   ------   ------
Net sales                              2,034    1,816    2,855    2,473
Cost of product                        1,462    1,419    2,095    1,944
                                      ------   ------   ------   ------
Gross profit                             572      397      760      529
                                      ------   ------   ------   ------
Expenses
   Selling                               125      110      225      188
   General and administrative             34       25       56       46
   Depreciation and amortization          42       45       84       84
   Royalties and other taxes              10        7       19       12
   Other (income) expenses (note 6)       (2)      --       13       53
                                      ------   ------   ------   ------
                                         209      187      397      383
                                      ------   ------   ------   ------
Earnings before interest expense
   and income taxes                      363      210      363      146
   Interest on long-term debt             13       11       26       20
   Other interest                          4        7        7        9
                                      ------   ------   ------   ------
Earnings before income taxes             346      192      330      117
                                      ------   ------   ------   ------
   Current income taxes                   64       55       60       51
   Future income taxes (recovery)         53       (5)      52      (28)
                                      ------   ------   ------   ------
   Income taxes                          117       50      112       23
                                      ------   ------   ------   ------
Net earnings                             229      142      218       94
   Retained earnings - beginning of
      period                             588      536      602      584
   Common share dividends declared        (7)      (7)      (7)      (7)
   Transition adjustment on
      adoption of new accounting
      standards (note 1)                  --       --       (3)      --
                                      ------   ------   ------   ------
Retained earnings - end of
   period                             $  810   $  671   $  810   $  671
                                      ======   ======   ======   ======
Earnings per share (note 7)
 Basic                                $ 1.71   $ 1.08   $ 1.63   $ 0.71
 Diluted                              $ 1.70   $ 1.06   $ 1.63   $ 0.71

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                       Three months     Six months
                                          ended           ended
                                         June 30,        June 30,
                                      -------------   -------------
                                       2007    2006    2007    2006
                                      -----   -----   -----   -----
Operating
Net earnings                          $ 229   $ 142   $ 218   $  94
Items not affecting cash
   Depreciation and amortization         42      45      84      84
   Future income taxes (recovery)        53      (5)     52     (28)
   Other                                  7      15      18      50
Net change in non-cash working
   capital                             (248)    (47)   (128)    (69)
                                      -----   -----   -----   -----
Cash provided by operating
   activities                            83     150     244     131
                                      -----   -----   -----   -----
Investing
   Capital expenditures                 (40)    (51)    (66)    (79)
   Acquisitions, net of cash
      acquired                           --      --      --    (560)
   Investment in equity affiliate       (68)     --     (68)     --
   (Increase) decrease in other
      assets                            (11)      8      (8)     10
   Proceeds from disposal of assets
      and investments                    (1)     70      (1)     74
   Other                                 --      (1)     --      (2)
   Prepaid construction costs at
      Egypt facility                   (153)     --    (153)     --
                                      -----   -----   -----   -----
Cash (used in) provided by
   investing activities                (273)     26    (296)   (557)
                                      -----   -----   -----   -----
Financing
   Common shares                         --       3       8      20
   Bank indebtedness (repayment)        126    (328)    (77)     13
   Long-term debt issuance               --     296      --     296
   Long-term debt repayment              --    (127)     --    (127)
   Common share dividends paid           --      --      (7)     (7)
   Issue of common shares by
      subsidiary to non-
      controlling interest               74      --      74      --
                                      -----   -----   -----   -----
Cash provided by (used in)
   financing activities                 200    (156)     (2)    195
                                      -----   -----   -----   -----
Increase (decrease) in cash and
   cash equivalents                      10      20     (54)   (231)
Cash and cash equivalents -
   beginning of period                   45      49     109     300
                                      -----   -----   -----   -----
Cash and cash equivalents - end
   of period                          $  55   $  69   $  55   $  69
                                      =====   =====   =====   =====

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                         As at        As at
                                                       June 30,   December 31,
                                               2007      2006         2006
                                              ------   --------   ------------
ASSETS
Current assets
   Cash and cash equivalents                  $   55    $   69       $  109
   Accounts receivable                           811       627          566
   Inventories (note 3)                          716       687          747
   Prepaid expenses and deposits                 215        52          137
                                              ------    ------       ------
                                               1,797     1,435        1,559
Property, plant and equipment                  1,381     1,499        1,332
Intangible assets                                 73        30           75
Goodwill                                         180       129          174
Other assets                                     174        78          103
Future income tax assets                          10        44           22
                                              ------    ------       ------
                                              $3,615    $3,215       $3,265
                                              ======    ======       ======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                          $  150    $   26       $  227
   Accounts payable and accrued liabilities      769       660          732
   Current portion of long-term debt               1         1            1
                                              ------    ------       ------
                                                 920       687          960
Long-term debt                                   664       679          669
Other liabilities                                267       281          265
Future income tax liabilities                    188       246          131
                                              ------    ------       ------
                                               2,039     1,893        2,025
Non-controlling interest                          81         5            7
Shareholders' equity                           1,495     1,317        1,233
                                              ------    ------       ------
                                              $3,615    $3,215       $3,265
                                              ======    ======       ======

AGRIUM INC.
Consolidated Statements of Shareholders' Equity
(Unaudited)

                      Millions
                     of shares                       Millions of U.S. dollars
                     ---------   ---------------------------------------------------------------
                                                                    Accumulated
                                                                       other           Total
                       Common    Common   Contributed   Retained   comprehensive   shareholders'
                       shares    shares     surplus     earnings       income          equity
                     ---------   ------   -----------   --------   -------------   -------------
Balance
   as at
   December
   31, 2006             133       $617         $5         $602          $ 9            $1,233
   Transition
      adjustments
      for net
      deferred
      gains on
      cash flow
      hedges
      (net of
      tax)
      (note 1)                                              (3)           5                 2
                        ---       ----        ---         ----          ---            ------
Balance
   as at
   January
   1, 2007              133        617          5          599           14             1,235
                                                                                       ------
   Net
      earnings                                             218                            218
   Unrealized
      gains on
      financial
      cash flow
      hedges
      (net of
      tax)                                                                5                 5
   Unrealized
      losses on
      available
      for sale
      assets (net
      of tax)                                                            (1)               (1)
   Foreign
      currency
      translation
      adjustment                                                         36                36
                                                                                       ------

   Comprehensive
      income                                                                              258
   Common share
      dividends                                             (7)                            (7)
   Stock
      compensation
      exercise and
      grants              1          9                                                     9
                        ---       ----        ---         ----          ---            ------
Balance
   as at
   June 30,
   2007                 134       $626         $5         $810          $54            $1,495
                        ===       ====        ===         ====          ===            ======
Balance
   as at
   December
   31, 2005             131       $583         $3         $584          $10            $1,180
                                                                                       ------
   Net
      earnings                                              94                             94
   Foreign
      currency
      translation
      adjustment                                                         28                28
                                                                                       ------
   Comprehensive
      income                                                                              122
   Common share
      dividends                                             (7)                            (7)
   Stock
      compensation
      exercise and
      grants              1         21          1                                          22
                        ---       ----        ---         ----          ---            ------
Balance
   as at
   June 30,
   2006                 132       $604         $4         $671          $38            $1,317
                        ===       ====        ===         ====          ===            ======

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the six months ended June 30, 2007
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2006. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Accounting Standards and Policy Changes Adopted During Reporting Periods

                                                     Date and Method
Description                                            of Adoption         Impact
-----------                                          ----------------   -----------
Comprehensive Income consists of net income          January 1, 2007;      Material
   and other comprehensive income (OCI). OCI              prospective   prospective
   represents changes in shareholders' equity                                impact
   during a period arising from transactions and
   other events with non-owner sources. The
   Corporation's OCI consists of unrealized gains
   or losses on translation of self-sustaining
   foreign operations and gains and losses and
   changes in the fair value of the effective
   portion of cash flow hedging instruments. OCI
   is presented net of related income taxes.
   Cumulative changes in OCI are included in
   accumulated other comprehensive income (AOCI),
   which is presented as a new category of
   shareholders' equity on the consolidated
   balance sheet. Cumulative translation
   adjustments (December 31, 2006 $9-million)
   consisting of gains and losses on translation
   of self-sustaining foreign operations,
   previously segregated as a separate component
   of shareholders' equity, are now included in
   AOCI.

Financial Instruments - Recognition and              January 1, 2007;      Material
   Measurement. The new standards establish that          prospective   prospective
   all financial assets and financial liabilities                            impact
   must be initially recorded at fair value on
   the consolidated balance sheet. Subsequent
   measurement is determined by the classification
   of each financial asset and liability,
   according to the following categories:

Financial Instrument   As Classified by Agrium   Subsequent Measurement of
   Classification                                   Gains or Losses at
                                                    Each Period End

Assets or              Cash and cash             Fair value; unrealized
   liabilities held       equivalents;              gains or losses
   for trading            derivative financial      recognized in net income
                          instruments that are
                          not cash flow hedges

Available for sale     Other investments         Fair value; unrealized
 financial assets                                   gains and losses
                                                    recognized in OCI (except
                                                    for excluded
                                                    investments); recognized
                                                    in net income on sale of
                                                    the asset or when asset
                                                    is written down as
                                                    impaired

Held to maturity                                 Amortized cost using the
   investments           None                       effective interest rate
Loans and                                           method; if asset/
   receivables         Accounts receivable          liability is derecognized
Other financial        Bank indebtedness,           or asset is impaired,
   liabilities            accounts payable,         recognized in net income
                          long-term debt

For the Corporation, amortized cost generally corresponds to cost. Certain financial instruments are exempt from the standards, including specific long-term investments, assets and obligations arising from employee future benefit plans, and obligations relating to stock-based compensation. The Corporation's investments consist mainly of equity instruments that are excluded from the new standards. Equity instruments that do not have a quoted market price in an active market are measured at cost even if the instruments are classified as financial assets available for sale.

Certain deferred debt issuance costs previously reported in other assets have been reclassified prospectively and are now reported as a reduction of debt obligations.

All derivative instruments are recorded in the balance sheet at fair value unless exempted from derivative treatment as normal purchases and sales. Under the previous standards, derivatives that met the requirements for hedge accounting were generally recorded on an accrual basis.

                                                     Date and Method
Description                                             of Adoption        Impact
-----------                                          ----------------   -----------
Hedges. The standard establishes when and how        January 1, 2007;     See table
   hedge accounting may be applied, as well as            prospective         below
   certain disclosure requirements. The standard
   specifies three types of hedging
   relationships: fair value hedges, cash flow
   hedges, and hedges of a net investment in self-
   sustaining foreign operations. Application of
   hedge accounting is optional. The Corporation
   has elected to apply hedge accounting to
   certain derivative financial instruments
   consisting of gas and foreign exchange cash
   flow hedge contracts.

Upon initial application of the above, all adjustments to the carrying amount of financial assets and liabilities were recognized as an adjustment to opening retained earnings or AOCI, depending on the classification of existing assets or liabilities. Transition adjustments relating to derivative contracts designated as cash flow hedges at January 1, 2007 include the following (millions of U.S. dollars):

                                                      Income
Balance sheet category                        Gross    taxes   Net
----------------------                        -----   ------   ---
Retained earnings
Ineffective portion of qualifying cash flow
   hedges                                      $(4)    $ 1     $(3)
                                               ---     ---     ---
Accumulated other comprehensive income
Unrealized gains on effective cash flow
   hedges                                      $ 8     $(3)    $ 5
                                               ===     ===     ===

Stripping Costs Incurred in the Production Phase     January 1, 2007;         No
   of a Mining Operation requires that costs of           prospective   material
   removing overburden and mineral waste materials                        impact
   should be accounted for according to the
   benefit received by the entity and recorded as
   either a component of inventory or a betterment
   to the mineral property, depending on the
   benefit received.

Changes in Accounting Policies, Estimates and        January 1, 2007;         No
   Corrections of Errors provides guidance as to          prospective   material
   the application of voluntary changes in                                impact
   accounting policy, and provides for
   retrospective application of changes in
   accounting policy and error.

Determining Variability to be Considered in          January 1, 2007;         No
   Consolidation of Variable Interest Entities            prospective   material
   provides guidance in determining the                                   impact
   application of accounting standards regarding
   consolidation of variable interest entities
   based on analysis of the design of the entity,
   including its purpose and the nature of risks
   in the entity.

Income Taxes. During the quarter, the                  April 1, 2007;        No
   Corporation changed its method of accounting         retrospective   material
   for income taxes whereby a tax benefit will be                         impact
   recognized if it is more likely than not that
   the position would be sustained on examination.
   Previously, a tax benefit was recognized only
   when it was probable that the position would be
   sustained on examination. The Corporation
   believes that the threshold of "more likely
   than not" is more widely understood than
   "probable" and, consequently, the new
   Accounting Policy provides more reliable and
   relevant information.

Accounting Standards and Policy Changes Not Yet Implemented

                                                     Date and Method
Description                                             of Adoption        Impact
-----------                                          ----------------   -----------
Financial Instruments - Disclosures, Financial       January 1, 2008;     Currently
   Instruments - Presentation, and Capital                prospective         being
   Disclosures, require the Corporation to                                 reviewed
   provide additional disclosures relating to its
   financial instruments, including hedging
   instruments, and about its capital.

Accounting Policy Choice for Transaction Costs          July 1, 2007;            No
   requires the same accounting policy choice for       retrospective      material
   all similar financial instruments or groups of                            impact
   financial instruments classified as other                               expected
   than held for trading.

Inventories establishes standards for the            January 1, 2008;     Currently
   measurement and disclosure of inventories            retrospective         being
   including guidance on the determination of                              reviewed
   cost.

2. ACQUISITION

In the second quarter of 2007, the Corporation finalized the allocation of fair value of net assets acquired from Pursell Technologies ("Pursell"). On August 8, 2006, the Corporation concluded the purchase of 100 percent of certain net assets and technologies of Pursell. The assets and technologies are primarily used in the production and sale of controlled-release fertilizer products. Earnings of Pursell from the date of acquisition are included in the consolidated statement of operations of the Corporation in the Advanced Technologies reporting segment. The final allocation of the fair value of the net assets acquired is summarized below:

Working capital                             $ 6
Property, plant and equipment                12
Intangible assets subject to amortization    38
Other long-term assets                       13
Goodwill                                     22
                                            ---
Total consideration                         $91
                                            ===

3. INVENTORIES

                     June 30,   June 30,   December 31,
                       2007       2006         2006
                     --------   --------   ------------
Raw materials          $140       $102         $123
Finished goods          154        212          189
Product for resale      422        373          435
                       ----       ----         ----
Total inventories      $716       $687         $747
                       ====       ====         ====

4. ACCOUNTS RECEIVABLE

At June 30, 2007, the Corporation had sold $184-million (June 30, 2006 - $132-million) under its accounts receivable securitization facility.

5. EMPLOYEE FUTURE BENEFITS

                                      Three months    Six months
                                          ended         ended
                                        June 30,       June 30,
                                      ------------   -----------
                                       2007   2006   2007   2006
                                       ----   ----   ----   ----
Pension plans
   Defined benefit
   Service cost                        $ 2    $ 2    $ 4    $ 3
   Interest cost                         3      2      5      5
   Expected return on plan assets       (3)    (2)    (5)    (4)
   Amortization of actuarial losses      1      1      1      2
                                       ---    ---    ---    ---
                                         3      3      5      6
                                       ===    ===    ===    ===
   Defined contribution                  3      3      9      9
                                       ===    ===    ===    ===
                                       $ 6    $ 6    $14    $15
                                       ===    ===    ===    ===
Post-retirement benefit plans
   Service cost                        $ 1    $--    $ 2    $ 1
   Interest cost                         1      1      2      1
   Amortization of actuarial losses     --     --      1     --
                                       ---    ---    ---    ---
                                       $ 2    $ 1    $ 5    $ 2
                                       ===    ===    ===    ===
Total expense                          $ 8    $ 7    $19    $17
                                       ===    ===    ===    ===

Cash contributions to the defined benefit pension plans for the three and six months ended June 30, 2007 were nil and $1-million, respectively (three and six months ended June 30, 2006 were nil and $1-million, respectively).

6. OTHER (INCOME) EXPENSES

                                             Three months    Six months
                                                 ended         ended
                                               June 30,       June 30,
                                             ------------   -----------
                                              2007   2006   2007   2006
                                             -----   ----   ----   ----
Interest income                              $ (6)   $(2)   $(11)  $ (5)
Stock-based compensation                       12      3      40      9
Environmental remediation and accretion
   of asset retirement obligation               1      2      (8)     4
Net realized and unrealized (gain) loss on
   non-qualifying derivatives                  (3)    (4)     (2)    39
Foreign exchange gain                         (17)    (5)    (18)    (2)
Provision for doubtful accounts                 4      3       6      4
Other                                           7      3       6      4
                                             ----    ---    ----   ----
Total other (income) expenses                $ (2)   $--    $ 13   $ 53
                                             ====    ===    ====   ====

7. EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                             Three months    Six months
                                                 ended         ended
                                               June 30,       June 30,
                                             ------------   -----------
                                             2007    2006    2007   2006
                                            -----   -----   -----   ----
Numerator:
   Net earnings and numerator for basic
      and diluted earnings per share        $ 229   $ 142   $ 218   $  94
                                            =====   =====   =====   =====
Denominator:
   Weighted average denominator for basic
      earnings per share                      134     132     133     132
                                            =====   =====   =====   =====
   Dilutive instruments:
   Stock options (a)                            1       1       1       1
                                            -----   -----   -----   -----
   Denominator for diluted earnings
      per share                               135     133     134     133
                                            =====   =====   =====   =====
   Basic earnings per share                 $1.71   $1.08   $1.63   $0.71
   Diluted earnings per share               $1.70   $1.06   $1.63   $0.71

(a) For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.

There were 134 million common shares outstanding at June 30, 2007 (June 30, 2006
- 132 million). As at June 30, 2007, the Corporation has outstanding approximately four million (June 30, 2006 - five million) options and options with tandem stock appreciation rights to acquire common shares.

8. FINANCIAL INSTRUMENTS

The fair value of qualifying hedging derivative instruments is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models. Fair value of natural gas and foreign exchange hedges was $5-million (June 30, 2006 - $27-million; December 31, 2006 - $4-million) and nil (June 30, 2006 - $3-million; December 31, 2006 - nil), respectively, at June 30, 2007.

The earnings impact of ineffectiveness recognized on derivative contracts designated as cash flow hedges recorded in cost of product during the three-month period ended June 30, 2007 was nil (June 30, 2006 - nil).

The estimated net amount of existing gains and losses reported in AOCI expected to be reclassified to net income in the next 12 months is $2-million.

9. COMMITMENTS

The Corporation holds a 60 percent interest in a subsidiary which has entered into contractual obligations for the construction of a nitrogen facility and infrastructure in Egypt. Related commitments include a construction contract, financing, and a 25-year natural gas contract for the facility. Total planned construction and related costs are approximately $1.2-billion. Construction is expected to be completed in 2010.

Exposure to foreign exchange rate fluctuations on Egypt facility construction costs denominated in foreign currency has been fixed through 2010 by purchase of derivative instruments. At June 30, 2007, the instruments had no carrying value or fair value.

10.  SEASONALITY

The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

AGRIUM INC.                                                           Schedule 1
Segmentation
(Unaudited - millions of U.S. dollars)

                             Three Months Ended June 30
                     ------------------------------------------
                                                     Advanced
                         Retail       Wholesale    Technologies
                     -------------   -----------   ------------
                      2007    2006   2007   2006    2007   2006
                     ------   ----   ----   ----    ----   ----
Net sales
   - external        $1,147   $969   $819   $823    $68    $24
   - inter-segment       --     --     71     38     13     --
                     ------   ----   ----   ----    ---    ---
Total net sales       1,147    969    890    861     81     24
Cost of product         869    755    613    687     63     19
                     ------   ----   ----   ----    ---    ---
Gross profit            278    214    277    174     18      5
Gross profit %           24%    22%    31%    20%    22%    21%
                     ======   ====   ====   ====    ===    ===
Selling Expenses     $  119   $103   $  6   $  8    $ 2    $ 1
EBITDA (1)           $  150   $106   $261   $167    $10    $ 4
EBIT (2)             $  142   $ 98   $232   $132    $ 7    $ 3

                       Three Months Ended June 30
                     -----------------------------
                        Other           Total
                     -----------   ---------------
                     2007   2006    2007     2006
                     ----   ----   ------   ------
Net sales
   - external        $ --   $ --   $2,034   $1,816
   - inter-segment    (84)   (38)      --       --
                     ----   ----   ------   ------
Total net sales       (84)   (38)   2,034    1,816
Cost of product       (83)   (42)   1,462    1,419
                     ----   ----   ------   ------
Gross profit           (1)     4      572      397
Gross profit %          1%   (11%)     28%      22%
                     ====   ====   ======   ======
Selling Expenses     $ (2)  $ (2)  $  125   $  110
EBITDA (1)           $(16)  $(22)  $  405   $  255
EBIT (2)             $(18)  $(23)  $  363   $  210

                               Six Months Ended June 30
                     ------------------------------------------------
                                                           Advanced
                          Retail           Wholesale     Technologies
                     ---------------   ---------------   ------------
                      2007     2006     2007     2006     2007   2006
                     ------   ------   ------   ------    ----   ----
Net sales
   - external        $1,484   $1,249   $1,257   $1,184    $114   $40
   - inter-segment       --       --      117       56      19    --
                     ------   ------   ------   ------    ----   ---
Total net sales       1,484    1,249    1,374    1,240     133    40
Cost of product       1,121      969    1,001    1,004     104    32
                     ------   ------   ------   ------    ----   ---
Gross profit            363      280      373      236      29     8
Gross profit %           24%      22%      27%      19%     22%   20%
                     ======   ======   ======   ======    ====   ===
Selling Expenses     $  212   $  176   $   13   $   14    $  4   $ 1
EBITDA (1)           $  137   $   97   $  353   $  175    $ 18   $ 6
EBIT (2)             $  121   $   84   $  294   $  108    $ 12   $ 4

                        Six Months Ended June 30
                     ------------------------------
                         Other           Total
                     ------------   ---------------
                      2007   2006    2007     2006
                     -----   ----   ------   ------
Net sales
   - external        $  --   $ --   $2,855   $2,473
   - inter-segment    (136)   (56)      --       --
                     -----   ----   ------   ------
Total net sales       (136)   (56)   2,855    2,473
Cost of product       (131)   (61)   2,095    1,944
                     -----   ----   ------   ------
Gross profit            (5)     5      760      529
Gross profit %           4%    (9%)     27%      21%
                     =====   ====   ======   ======
Selling Expenses     $  (4)  $ (3)  $  225   $  188
EBITDA (1)           $ (61)  $(48)  $  447   $  230
EBIT (2)             $ (64)  $(50)  $  363   $  146

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Earnings (loss) before interest expense and income taxes.

AGRIUM INC.                                                          Schedule 2a
Product Lines
Three Months Ended June 30,
(Unaudited - millions of U.S. dollars)

                                                      2007
                          -----------------------------------------------------------
                                   Cost of             Sales     Selling
                            Net    Product    Gross    Tonnes     Price       Margin
                           Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                          ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia             $  189   $  140     $ 49       465       $406        $105
      Urea                   216      124       92       619        349         149
      Nitrate, Sulphate
         and Other           151      107       44       547        276          80
                          ------   ------     ----     -----       ----        ----
      Total Nitrogen         556      371      185     1,631        341         113
   Phosphate                 145      110       35       335        433         104
   Potash (2)                 95       44       51       535        178          95
   Product Purchased
      for Resale              94       88        6       310        303          19
                          ------   ------     ----     -----       ----        ----
                             890      613      277     2,811        317          99
Retail (3)
   Fertilizers               658      499      159
   Chemicals                 291      239       52
   Other                     198      131       67
                          ------   ------     ----
                           1,147      869      278
Advanced
   Technologies
   Controlled Release
      Products                68       53       15
   Other                      13       10        3
                          ------   ------     ----
                              81       63       18
Other inter-segment
   eliminations              (84)     (83)      (1)
                          ------   ------     ----
Total                     $2,034   $1,462     $572
                          ======   ======     ====

                                                      2006
                          -----------------------------------------------------------
                                   Cost of             Sales     Selling
                            Net    Product    Gross    Tonnes     Price       Margin
                           Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                          ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia             $  174   $  140     $ 34       461       $377        $74
      Urea                   224      163       61       789        284         77
      Nitrate, Sulphate
         and Other            96       75       21       401        239         52
                          ------   ------     ----     -----       ----        ---
      Total Nitrogen         494      378      116     1,651        299         70
   Phosphate                 122      108       14       377        324         37
   Potash (2)                 67       31       36       377        178         95
   Product Purchased
      for Resale             178      170        8       699        255         11
                          ------   ------     ----     -----       ----        ---
                             861      687      174     3,104        277         56
Retail (3)
   Fertilizers               519      410      109
   Chemicals                 285      238       47
   Other                     165      107       58
                          ------   ------     ----
                             969      755      214
Advanced
   Technologies
   Controlled Release
      Products                13       11        2
   Other                      11        8        3
                          ------   ------     ----
                              24       19        5
Other inter-segment
   eliminations              (38)     (42)       4
                          ------   ------     ----
Total                     $1,816   $1,419     $397
                          ======   ======     ====

(1) International nitrogen sales were 260,000 tonnes (2006-428,000); net sales were $74-million (2006-$105-million) and gross profit was $31-million (2006-$39-million).

(2) International potash sales were 237,000 tonnes (2006-116,000); net sales were $32-million (2006-$15-million) and gross profit was $17-million (2006-$8-million).

(3) International retail net sales were $60-million (2006-$42-million) and gross profit was $12-million (2006-$8-million).

AGRIUM INC.                                                          Schedule 2b
Product Lines
Six Months Ended June 30,
(Unaudited - millions of U.S. dollars)

                                                      2007
                          -----------------------------------------------------------
                                   Cost of             Sales     Selling
                            Net    Product    Gross    Tonnes     Price       Margin
                           Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                          ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia             $  244   $  189     $ 55       629       $388        $ 87
      Urea                   346      217      129     1,045        331         123
      Nitrate, Sulphate
         and Other           245      190       55       968        253          57
                          ------   ------     ----     -----       ----        ----
      Total Nitrogen         835      596      239     2,642        316          90
   Phosphate                 219      174       45       532        412          85
   Potash (2)                147       70       77       868        169          89
   Product Purchased
      for Resale             173      161       12       571        303          21
                          ------   ------     ----     -----       ----        ----
                           1,374    1,001      373     4,613        298          81
Retail (3)
   Fertilizers               859      655      204
   Chemicals                 371      296       75
   Other                     254      170       84
                          ------   ------     ----
                           1,484    1,121      363
Advanced
   Technologies
   Controlled Release
      Products               113       88       25
   Other                      20       16        4
                          ------   ------     ----
                             133      104       29
Other inter-segment
   eliminations             (136)    (131)      (5)
                          ------   ------     ----
Total                     $2,855   $2,095     $760
                          ======   ======     ====

                                                      2006
                          -----------------------------------------------------------
                                   Cost of             Sales     Selling
                            Net    Product    Gross    Tonnes     Price       Margin
                           Sales     Sold    Profit   (000's)   ($/Tonne)   ($/Tonne)
                          ------   -------   ------   -------   ---------   ---------
Wholesale
   Nitrogen (1)
      Ammonia             $  242   $  204     $ 38       641       $378        $59
      Urea                   330      248       82     1,160        284         71
      Nitrate, Sulphate
         and Other           137      109       28       549        250         51
                          ------   ------     ----     -----       ----        ---
      Total Nitrogen         709      561      148     2,350        302         63
   Phosphate                 170      151       19       522        326         36
   Potash (2)                113       56       57       643        176         89
   Product Purchased
      for Resale             248      236       12       953        270         13
                          ------   ------     ----     -----       ----        ---
                           1,240    1,004      236     4,468        278         53
Retail (3)
   Fertilizers               669      528      141
   Chemicals                 360      289       71
   Other                     220      152       68
                          ------   ------     ----
                           1,249      969      280
  Advanced
   Technologies
   Controlled Release
      Products                25       21        4
   Other                      15       11        4
                          ------   ------     ----
                              40       32        8
Other inter-segment
   eliminations              (56)     (61)       5
                          ------   ------     ----
Total                     $2,473   $1,944     $529
                          ======   ======     ====

(1) International nitrogen sales were 368,000 tonnes (2006-672,000); net sales were $105-million (2006-$165-million) and gross profit was $39-million (2006-$62-million).

(2) International potash sales were 416,000 tonnes (2006-218,000); net sales were $55-million (2006-$28-million) and gross profit was $31-million (2006-$14-million).

(3) International retail net sales were $77-million (2006-$56-million) and gross profit was $16-million (2006-$10-million).

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors
SUBJECT: ERN

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